Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report dated March 7, 2025 in the Registration Statement on Form F-3, relating to the audit of the consolidated balance sheets of Decent Holding Inc. and its subsidiaries (the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2024, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing in the Registration Statement on Form F-3.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 24, 2026	Certified Public Accountants
PCAOB ID: 1171